Exhibit 99.2

Filed by OvaScience, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: OvaScience, Inc.

Subject Company’s Commission File No.: 001-35890

Date: August 9, 2018

OvaScience Inc(Update)

August 09, 2018

Corporate Speakers:

•                  Katie Lefeber; OvaScience Inc.; Vice President of Strategy and Operations

•                  Christopher Kroeger; OvaScience Inc.; Chief Executive Officer

•                  Julia Owens; Millendo Therapeutics; President and Chief Executive Officer

Participants:

•                  Matt Kaplan; Ladenburg Thalmann Financial Services; Managing Director, Head of Healthcare Equity Research

PRESENTATION

Operator:  Good morning.  Thank you for joining the OvaScience Millendo Joint Conference Call.

(Operator Instructions).

As a reminder, this conference is being recorded.  I will now turn the call over to Katie Lefeber, Vice President of Strategy and Operations at OvaScience.  Please go ahead.

Katie Lefeber:  Thank you for joining us on today’s call to discuss the proposed merger of OvaScience with Millendo Therapeutics, as was announced in a press release earlier this morning.

To share more information about the proposed transaction with me today are Dr. Christopher Kroeger, Chief Executive Officer of OvaScience, and Dr. Julia Owens, President and Chief Executive Officer of Millendo.

I’d like to remind everyone that our call today will include remarks about future expectations, plans and prospects from Millendo and OvaScience which constitute forward-looking statements for the purpose of the safe harbor provisions under applicable federal securities laws.

These forward-looking statements include, without limitation, statements regarding the completion of the transaction, the combined company’s expected cash position, OvaScience and Millendo’s expectations with respect to future performance, the nature, strategy and focus of the combined company and the potential development timeline of the combined company’s product candidate.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expected, including the risk that the conditions to the closing of the transaction are not satisfied and uncertainties as to the timing of the consummation of the transaction and risks related to the combined company’s development and commercialization of its product candidate.

You’re advised to read, when available, the OvaScience filings to be made with the SEC regarding the transaction, including a registration statement that will contain a proxy statement to be used in connection with solicitation of proxies for the special meeting of the OvaScience shareholders to approve the transaction, because these documents will contain important information about the transaction and of participants’ interest in the transaction.

When available, these documents can be obtained without charge at the SEC’s website, www.SEC.gov.  Following the prepared remarks, we will open the call for Q&A.  I will now turn it over to Chris.

Christopher Kroeger:  Thanks, Katie, and thank you, everyone, for joining us today.  I’m excited to announce that following an extensive and thorough review of strategic alternatives, OvaScience and Millendo have agreed to merge creating a leading rare endocrine disease company.

As you may recall, in May of this year we announced the initiation of a process to evaluate a range of strategic alternatives for OvaScience.

After a comprehensive review of these options, we are confident that this proposed merger provides the best path forward for both companies and that it will deliver immediate and significant value to OvaScience shareholders.

While Julia Owens, Millendo’s CEO and President, will provide more information shortly, let me offer a quick introduction to Millendo.

Millendo is a clinical stage biopharmaceutical company focused on developing novel and transformative treatments for rare diseases with a focus on endocrine disorders with significant unmet medical need.

The proposed merger will establish a publicly listed company with the resources to develop and commercialize important and much-needed therapies for patients with Prader-Willi syndrome, congenital adrenal hyperplasia and Cushing’s syndrome.

Importantly, the combined company will also be well capitalized with sufficient resources to advance both of Millendo’s lead product candidates through key late stage data readouts.

In our view, the combined company will benefit not only from the value of Millendo’s compelling late stage pipeline, but also from its dedicated leadership team with highly relevant, scientific, clinical regulatory and commercial expertise.

I also want to recognize and thank the employees and shareholders of OvaScience whose support has enabled the transformative transaction we announced this morning.

The combined company will take the name of Millendo Therapeutics and will be led by Julia as Chief Executive Officer.  Julia will now share more about the exciting therapies being developed at Millendo and the company’s path forward.

Julia Owens:  Thanks, Chris, and thank you everyone who has joined this morning.  I, too, am very excited to discuss this announcement and to share details about the merged company that we are building.

To accompany my remarks, I will be referring to a brief presentation which you can access either on Millendo or OvaScience’s website.  It will also be filed in an 8-K with the SEC.

Starting on slide three, at Millendo, we are leveraging our deep understanding of recent biological discoveries in endocrinology to build a strong pipeline based on our clinically validated molecules with differentiated mechanisms.  This proposed merger positions us to become a leader in rare endocrine diseases.

Importantly, it also provides the funding necessary to advance our first in-class clinical programs Livoletide and Nevanimibe beyond data readout for their respective late-stage clinical studies in the first half of 2020 with additional runway thereafter.

Livoletide is in development for the treatment of Prader-Willi syndrome, a rare genetic disease that’s characterized by complications of hyperphagia and Nevanimiba is in development for the treatment of classic congenital adrenal hyperplasia and endogenous Cushing’s syndrome.

Before I describe these programs in a bit more detail, I want to thank our outstanding team, shown here on slide four, as well as our investors to-date whose continued support has enabled us to reach this important milestone.

But let me start by telling you about our lead product candidate, Livoletide, beginning on slide six.  We are currently advancing the development of Livoletide, or AZP-531, for the treatment of Prader-Willi syndrome which is a rare genetic disease that causes a multitude of symptoms and developmental challenges.

The most severe of these symptoms is hyperphagia, a chronic, unrelenting hunger that leads to obesity, metabolic dysfunction, reduced quality of life and early mortality.  Hyperphagia tends to impact children around the age of five to eight years old and then continues for the rest of the patient’s life.

While Prader-Willi syndrome is a genetic disease, it’s not inherited.  Rather, it is caused by a spontaneous genetic mutation that results in a lack of expression of several genes on chromosome 15.  This leads to intellectual disability, short stature, incomplete sexual development and, as I mentioned, hyperphagia among other symptoms.

The complications of hyperphagia and the resulting metabolic consequence are the leading causes of premature death for these patients resulting in an average life expectancy of between 30 and 40 years old.

The incidence of Prader-Willi syndrome is approximately 1 in 15,000 births.  The prevalence of Prader-Willi syndrome is estimated to be between 8,000 and 11,000 patients in the United States.

As I already noted, hyperphagia is the most significant of symptoms of Prader-Willi syndrome.  As is discussed on slide seven, it’s clear that in addition to the significant burden and diminished quality of life for the patient, hyperphagia also significantly impacts the caregivers of Prader-Willi patients who are often their parents or other family members.

Currently, there is no effective or approved treatment for hyperphagia and the abnormal food-related behaviors associated with Prader-Willi syndrome.  The only way to manage hyperphagia, obesity and the related metabolic consequences is very strict control over access to food which is quite difficult.  Families and caregivers often resort to locking refrigerators and cabinets.

Growth hormones are frequently administered to pediatric and adolescent patients to address the developmental aspects of the disease such as short stature, impaired cognition and body composition.

Unfortunately, neither growth hormone nor any other currently available product has any effect on the underlying hyperphagia these patients face.  Moving on to slide eight.  We believe that Livoletide is a compelling late-stage drug candidate that has the potential to reduce the hyperphagia drive in Prader-Willi patients.

This has already been demonstrated in a Phase 2 study, as we’ll discuss.  There’s a well-defined regulatory path for the further development of Livoletide in Prader-Willi syndrome.  We’ve met with the FDA and EMA twice.

They recognize the unmet medical need in Prader-Willi syndrome and agree that the hyperphagia questionnaire is a validated tool to measure the primary endpoint and as the basis of future regulatory approval.

As described on slide nine, Livoletide is an analogue of  unacylated ghrelin, or UAG, and has the potential to be a first-in-class treatment for Prader-Willi syndrome.

UAG is different from ghrelin, also known as acylated ghrelin, which is the most potent known appetite stimulating hormone.  Synthesized in the gastrointestinal tract, acylated ghrelin functions as a neuropeptide to stimulate feeding and food seeking behavior.

Livoletide, which has been granted orphan drug designation by both the FDA and EMA, is being developed as a once-daily injectable with comparable in vitro and in vivo pharmacological profiles to unacylated ghrelin.

Our stable liquid formulation and straightforward synthetic route for Livoletide has been demonstrated to be more stable than UAG and human plasma and has improved in vivo pharmacokinetics.

As you can see on slides 10 and 11, UAG is a naturally occurring hormone with biological activities of its own that are separate from those of ghrelin.  UAG has been shown to inhibit ghrelin induced food intake and other effects of ghrelin in vivo.

Furthermore, decreases in the level of UAG have been implicated in the progression through the nutritional stages of Prader-Willi syndrome with low levels of UAG observed when hyperphagia sets in.

As shown on slide 12, in a Phase 2 randomized double-blind placebo-controlled study with 47 Prader-Willi patients receiving two weeks of treatment, we observed statistically significant and clinically meaningful improvement in the the hyperphagia questionnaire, particularly in the pre-specified population of subjects residing at home, as shown in the middle panel.

For clarity, the all-subjects population included one clinical set which was an institutional residential setting and is not considered suitable for administration of the hyperphagia questionnaire endpoint.  Notably, we witnessed an even stronger effect in the more severe subgroup of patients with higher baseline scores on the hyperphagia questionnaire.

Moreover, as noted on slide 13, in addition to these efficacy findings, we were encouraged by the safety and tolerability of the compound.  The most commonly reported adverse events in both groups were related to injection site reactions with placebo having a higher frequency.

There were no severe adverse events reported nor any discontinuations due to adverse events.  Furthermore, there were no significant changes in vital signs or safety labs.

As discussed on slide 14, we plan to start a pivotal Phase 2b/3 study of Livoletide in the first quarter of 2019 with initial data reading out in the first half of 2020.

This pivotal Phase 2b/3 study will be a randomized double-blind and placebo-controlled study conducted at approximately 25 sites in the U.S. and Europe and will include long-term safety extensions up to 12 months.

We plan to evaluate two separate patient populations in the Phase 2b and 3 portions of the study totaling approximately 230 subjects.

We expect the Phase 2b portion of the study to enroll 150 subjects who will be randomized equally to placebo, a low dose or a high dose of Livoletide for 3 months.  After which point, patients on the placebo will be converted to active therapy.  Patients will continue for a total period of one year.

The primary endpoint will be evaluated at the conclusion of the three-month placebo control period.  The low dose was the dose that was studied in Phase 2, while the high dose is being explored for potential greater efficacy.  We believe that this Phase 2b portion of the study may be able to support an NDA filing.

The Phase 3 portion of our study will start after the Phase 2b and will assess the longer term durability of effect for hyperphagia by using the six-month placebo-controlled endpoint.  This six-month placebo-controlled portion of the trial will enable us to measure durability of effect, as well as metabolic endpoints that may require longer exposures.

Similar to the Phase 2b portion of the trial, following the six-month placebo-controlled portion of the trial, placebo patients will be converted to therapy and continue on the study for a total of one year.

The Phase 3 study will benefit from the flexibility to adjust endpoints and the patient population based on our Phase 2b results.  Again, we expect this pivotal Phase 2b/3 study to be initiated in the first quarter of 2019.

I’d like to shift gears now and move to slide 16 to tell you about our other candidate Nevanimibe, or ATR-101, an adrenal selective ACAT1 inhibitor that we are advancing for the treatment of classic congenital adrenal hyperplasia, or CAH, as well as endogenous Cushing’s syndrome.  Both of these diseases are believed to be associated with an overactive adrenal cortex causing excessive steroid production.

Nevanimibe seeks to address these diseases through reduction of adrenal steroid production.  Our primary focus is on CAH where we are moving into a Phase 2b study so I will spend time discussed that today.

As seen on slide 17, CAH is a rare inherited endocrine disease caused by a genetic mutation in a crucial enzyme for cortisol synthesis.  It’s characterized by overgrowth of the adrenal glands, adrenal insufficiency, mineralocorticoid deficiency and androgen excess.

Classic CAH has a prevalence of 15,000 to 18,000 patients in the U.S. and about 40,000 patients in Europe.  The most frequent form of CAH, responsible for about 95 percent of cases, is a deficiency in the enzyme 21-hydroxylase which is required for the production of cortisol and aldosterone in the adrenal glands.

Since these patients cannot synthesize cortisol on their own they are given exogenous glucocorticoids, the absence of which puts both male and female patients with CAH at risk of adrenal crisis.

However, exogenous glucocorticoids do not mimic natural cortisol release and lack the proper endocrine feedback signals, ultimately causing hormonal imbalances.  Our goal is to restore that hormone balance.

Nevanimibe is intended to lower lifelong glucocorticoid exposure and avoid symptoms of hyperandrogenemia.  We are encouraged by the clinical proof of concept from our open label Phase 2 trial in CAH, as shown on slide 18, as well as the favorable safety profile in both pre-clinical and clinical studies to-day.

In our Phase 2 study, mean reductions in 17-hydroxyprogesterone, or 17-OHP, were observed at all Nevanimibe doses, while mean increases were observed during all placebo treatments.  17-OHP is a key biomarker, used by endocrinologists in the management of CAH.

These biological effects aligned with our expectations and with CAH pathophysiology.  We observed significant reductions of up to 72 percent in 17-OHP, even in patients with unusually high 17-OHP levels at baseline.

Seven out of 10 subjects demonstrated a biological effect and two of 10 subjects met the primary endpoint, which was 17-OHP levels less than two times the upper limit of the normal, a demanding bar for only two weeks of treatment.

Nevanimibe has received orphan drug designation from both the FDA and EMA.  We plan to begin dosing patients in our Phase 2b trial in CAH later this quarter which is due to include two different patient cohorts and three months continuous dosing.  Data are expected in the first half of 2020.

In summary, on slide 19, in addition to rapidly and efficiently pursuing the development of and seeking approval for and commercializing our two current molecules, we are also planning to expand our pipeline by leveraging our expertise in in-licensing and acquiring product candidates.

Both Nevanimibe and Livoletide were brought in to Millendo through various transactions.  The additional resources provided by the proposed merger will enable us to continue these efforts in a very focused manner.

I am confident this proposed transaction, as shown on slide 20, will provide immediate advantages for our clinical pipeline, while also facilitating the growth and enhancement of our operations and capabilities.

The long-term value creating potential of the merged company is demonstrated by the support of our strong investor syndicate which is committed to invest $30 million in the combined company.  This financing is expected to fund the further development, potential approval and commercialization of Livoletide and Nevanimibe.

The financing expected to close before or concurrently with the completion of the merger.  The total cash balance of the combined company following the close of the merger and the financing is expected to be at least $70 million.

Again, we expect this cash to carry us through data readouts from our Phase 2b/3 trial of Livoletide in Prader-Willi syndrome and our Phase 2b study of Nevanimibe in CAH in the first half of 2020 with sufficient cash to support continued operations thereafter.  I’d now like to turn the call back over to Chris.

Christopher Kroeger:  Thank you, Julia.  Before opening up the call to questions, I’d like to share a few of the details of the proposed transaction.

On a pro forma basis and based upon the number of shares of OvaScience common stock to be issued in the merger, current OvaScience shareholders will own approximately 20 percent of the combined company and current Millendo investors will own approximately 80 percent before accounting for the financing transaction that Julia discussed a moment ago.  The actual allocation will be subject to adjustment based on OvaScience’s net cash balance at closing.

The proposed merger has been approved by the boards of directors of both companies.  Upon closing of the transaction, the merged company will continue under the name Millendo Therapeutics and is expected to trade on the NASDAQ under the ticker symbol MLND.

The merger is expected to close in the fourth quarter of 2018, subject to the approval of the OvaScience’s shareholders at a special shareholder meeting, as well as other customary conditions.  With that, we’d like to open the floor for questions.  So I’ll hand it over to the operator.

QUESTIONS AND ANSWERS

Operator:  Thank you.

(Operator Instructions).

And our first question comes from the line of Matt Kaplan from Ladenburg Thalmann.  Your line is now open.

Matt Kaplan:  Hi.  Good morning.  Thanks for taking my questions.  Just wanted to get a little bit more detail in terms of the upcoming milestones you expect for Livoletide and also Nevanimibe.

Julia Owens:  Thanks for the question, Matt.  Near-term milestones are initiation of the clinical studies that we announced today.

So for Livoletide, we described the study design for the pivotal Phase 2b/3 study in Prader-Willi syndrome and we’re eager to get that study started by the first quarter of 2019.  And with Nevanimibe, it’s initiating our Phase 2b study in congenital adrenal hyperplasia that we expect to start this quarter, Q3 2018.

Matt Kaplan:  Great.  Thanks for the detail.  And then, how do you prioritize the three ongoing programs in the Prader-Willi syndrome, the CAH and the Cushing’s syndrome?  How should we think about that?

Julia Owens:  Yes.  Excellent question.  Thank you.  We see Livoletide as the nearest term market opportunity, given that we’re moving into a pivotal study as our next step and thus, spent the most time filling you all in on the details around that today.

Within Nevanimibe, we see the larger commercial opportunity and the less crowded landscape for a congenital adrenal hyperplasia over Cushing’s syndrome.

Matt Kaplan:  Okay.  Thanks.  That’s helpful.  And just some of the moving parts for the merger and getting to know Millendo a little bit better, how many FTEs do you have at Millendo now?

Julia Owens:  We currently have approximately 25 employees.  That will be growing somewhat over the course of the rest of this year.

Matt Kaplan:  And what’s the current burn rate at the company?

Julia Owens:  We’re not specifying that at this moment.

Matt Kaplan:  Okay.  And I guess how many employees will there be after the companies is combined?

Julia Owens:  At this point, the growth of the company at Millendo will be based on hiring we’ll be doing to the existing team we have working on our existing programs.  We do expect to hire a number of employees over the next six to 12 months as we continue to grow and move into late stage development programs on both compounds.

Matt Kaplan:  All right.  Well, thanks for taking my questions and congrats on the merger agreement.

Operator:  Thank you.

(Operator Instructions).

And I’m showing no further questions over the phone lines at this time.  I’d like to turn the call back over to Chris Kroeger for any closing remarks.

Christopher Kroeger:  Thanks, everyone, for joining us on today’s call.  We’re very excited about the proposed merger of OvaScience and Millendo as I hope we’ve conveyed to you today.  If you have any additional questions, please feel free to reach out to us.

Operator:  Ladies and gentlemen, thank you for your participation in today’s conference.  This concludes the program and you may now disconnect.  Everybody, have a great day.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

This communication may be deemed to be solicitation material in respect of the proposed transaction between OvaScience, Inc. (OvaScience) and Millendo Therapeutics, Inc. (Millendo). In connection with the proposed transaction between OvaScience and Millendo, OvaScience intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. OVASCIENCE URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OVASCIENCE, THE PROPOSED TRANSACTION AND RELATED MATTERS.  This communication is not a substitute for the registration statement, proxy statement and prospectus or any other documents that OvaScience may file with the SEC or send to OvaScience stockholders in connection with the proposed transaction.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by OvaScience with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by OvaScience with the SEC by contacting Investor Relations by mail at OvaScience, Inc., Attn: Investor Relations, 9 Fourth Avenue, Waltham, Massachusetts 02451.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

OvaScience and Millendo, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about OvaScience’s directors and executive officers is included in OvaScience’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 15, 2018, and the proxy statement for OvaScience’s 2018 annual meeting of stockholders, filed with the SEC on April 30, 2018.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.